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                                                                    EXHIBIT 23.1

                        CONSENT OF KPMG PEAT MARWICK LLP



The Board of Trustees of
SpeedFam International, Inc. Employees'
Savings and Profit Sharing Plan and Trust:

We consent to incorporation by reference in the registration statement on Form S-8 as filed on November 27, 1996 of SpeedFam International, Inc. of our report dated November 13, 1998, relating to the Statement of Net Assets Available for Plan Benefits of SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust as of May 31, 1998, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year then ended, which report appears in the May 31, 1998 annual report on Form 11-K of SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust.


/s/KPMG Peat Marwick LLP
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Chicago, Illinois
November 24, 1998